UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP,

222 Bay Street, Suite 3000,

PO Box 53, Toronto ON M5K 1E7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 1, 2024, Aeterna Zentaris Inc. (“Aeterna”) issued a news release announcing the effective date of the previously announced share consolidation (reverse stock split) (the “Consolidation”) of its issued and outstanding common shares (“Common Shares”) on the basis of one post-Consolidation Common Share for every four pre-Consolidation Common Shares. The Consolidation was approved by shareholders of Aeterna at the Company’s special meeting of shareholders held on March 12, 2024 along with other matters related to the merger of equals transaction with Ceapro Inc. (“Ceapro”) pursuant to a plan of arrangement (the “Plan of Arrangement”). The Common Shares are expected to continue trading on the TSX and the NASDAQ following the Consolidation under Aeterna’s existing symbol “AEZS” but have been assigned a new CUSIP number, which is 007975600. A copy of the news release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On April 30, 2024, Aeterna filed Articles of Amendment to its Restated Articles of Incorporation to effectuate the Consolidation in accordance with the Canada Business Corporations Act (the “Articles of Amendment”). A copy of the Articles of Amendment is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

This Report on Form 6-K and Exhibits 99.1 and 99.2 included with this Report on Form 6-K are hereby incorporated by reference into Aeterna’s Registration Statements on Forms S-8 (No. 333-224737, No. 333-210561 and No. 333-200834) and Form F-3 (No. 333-254680) (collectively, the “Registration Statements”) and shall be deemed to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. The information contained on any websites referenced in Exhibit 99.1 included with this Report on Form 6-K is not incorporated by reference or deemed to be a part of this Report on Form 6-K or any of the Registration Statements.

Aeterna has filed a Registration Statement on Form F-1 (including a prospectus) (File No. 333-277115) (the “Form F-1 Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) for the issuance of common share purchase warrants and Common Shares issuable upon exercise thereof in connection with the Plan of Arrangement, but it has not yet become effective. The common share purchase warrants and Common Shares issuable upon the exercise thereof may not be sold nor may offers to buy them be accepted prior to the time the Form F-1 Registration Statement becomes effective. Before you invest in any Common Shares, you should read the prospectus in the Form F-1 Registration Statement and the other documents incorporated by reference therein for more complete information about Aeterna, Ceapro, the Transaction and the common share purchase warrant offering.

You may get copies of the Form F-1 Registration Statement for free by visiting EDGAR on the SEC website at www.sec.gov or at SEDAR+ at www.sedarplus.ca. Alternatively, you may obtain copies of them by contacting the following:

Aeterna’s Proxy Solicitor

Kingsdale Advisors

1-866-581-1513 (North American Toll Free) or

416-623-2513 (Outside North America — text and call enabled)

contactus@kingsdaleadvisors.com

www.AEZSmerger.com

Media Contact

Joel Shaffer

FGS Longview

joel.shaffer@fgslongview.com

416-670-6468

No Offer or Solicitation

This Report on Form 6-K and the exhibit attached hereto and incorporated by reference herein, and the information contained herein and therein are not, and do not, constitute an offer to sell any securities or a solicitation of an offer to buy any securities in the United States or any other state or jurisdiction, nor shall any securities of Aeterna be offered or sold in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions described herein or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense.

You should not construe the contents of this Report on Form 6-K or the exhibit attached hereto and incorporated herein by reference as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein.

Forward-Looking Statements

The information in this Report on Form 6-K and the exhibit attached hereto and incorporated herein by reference include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

Forward-looking statements include, but are not limited to, the ability of Aeterna and Ceapro to successfully consummate the Plan of Arrangement pursuant to the Arrangement Agreement, dated as of December 14, 2023, between Aeterna and Ceapro with respect thereto within the time expected or at all and, if completed, the anticipated benefits and synergies as well as the assets, cost structure, financial position, cash flows and growth prospects of the combined company.

Risks and factors that could cause actual results or outcomes to differ materially from expectations include, among others, the following:

●	the failure of Aeterna or Ceapro to obtain regulatory approvals and securities exchange approvals, including from the Nasdaq Capital Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”);
●	Aeterna’s ability to raise capital and obtain financing to continue its currently planned operations;
●	Aeterna’s ability to maintain compliance with the continued listing requirements of the NASDAQ and to maintain the listing of its common shares on the NASDAQ;
●	Aeterna’s ability to continue as a going concern, which is dependent, in part, on its ability to transfer cash from Aeterna Zentaris GmbH to Aeterna and its U.S. subsidiary and to secure additional financing;
●	Aeterna’s now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including its heavy reliance on the success of the license and assignment agreement with Novo Nordisk A/S;
●	Aeterna’s ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect;
●	Aeterna’s reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin);
●	potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of Aeterna’s product candidates, or resulting in significant litigation or arbitration;
●	uncertainties related to the regulatory process;
●	unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus;
●	Aeterna’s ability to efficiently commercialize or out-license Macrilen™ (macimorelin);
●	Aeterna’s reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin);
●	the degree of market acceptance of Macrilen™ (macimorelin);
●	Aeterna’s ability to obtain necessary approvals from the relevant regulatory authorities to enable it to use the desired brand names for its product;
●	Aeterna’s ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin);
●	any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits;
●	Aeterna’s ability to protect its intellectual property; and
●	the potential of liability arising from shareholder lawsuits and general changes in economic conditions.

Additional risk factors that could cause actual results to differ materially include those risks identified in Item 3. “Key Information – Risk Factors” contained in Aeterna’s most recent Annual Report on Form 20-F filed with the SEC and its other filings and submissions from time to time, including those containing its quarterly and annual results, with the SEC, which are available on Aeterna’s website located at www.aeterna.com.

Many of these risks and factors are beyond Aeterna’s control. Aeterna cautions you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Aeterna and/or Ceapro, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless required by law to update these statements, Aeterna will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

EXHIBIT INDEX

Exhibit	Description
99.1	News Release, dated May 1, 2024
99.2	Articles of Amendment to Restated Articles of Incorporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: May 1, 2024	By:	/s/ Giuliano La Fratta
Giuliano La Fratta
Chief Financial Officer